SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   Paid, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   69561N204
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                                 (CUSIP Number)

                            Michael A. Refolo, Esq.
                               Mirick O'Connell
                               100 Front Street
                              Worcester, MA 01608
                            (508) 791-8500 ext. 622
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/10/2008
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 69561N204
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(1) Names of reporting persons.

    Rotman, Gregory
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States of America
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        19,401,079

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        19,401,079

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     19,401,079
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.29%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 5 Pages

CUSIP No. 69561N204
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(1) Names of reporting persons.

    Rotman, Richard
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    US
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        21,271,451

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        21,271,451

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     21,271,451
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     9.08%
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(14) Type of reporting person (see instructions).

     IN
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Page 3 of 5 Pages

Item 1. Security and Issuer.

           This statement on Schedule 13D relates to the shares of common stock,par value $.001 per share (the "Shares") of Paid, Inc., a Delaware corporation (the "Issuer") pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 4 Brussels Street, Worcester, MA 01610.


Item 2. Identity and Background.

          (a) Gregory Rotman

          (b) 4 Brussels Street, Worcester, MA 01610

          (c) President, CEO, and Director of Issuer

          (d) No

          (e) No

          (f) U.S.

Item 3. Source and Amount of Funds or Other Consideration.

           The information regarding Gregory Rotman and Richard Rotman reported in Items 1-3, 5, and 6 of their initial schedule 13d is hereby incorporated by reference.

           On October 11, 2002, the Issuer issued options to each of Gregory Rotman and Richard Rotman for the purchase of 10,000,00 shares each, at a purchase price of $.041 per share. On January 10, 2008, the Issuer issued options to each of Gregory Rotman and Richard Rotman for the purchase of 2,500,000 shares each, at a purchase price of $.415 per share. All options are fully vested.


Item 4. Purpose of Transaction.

           Gregory Rotman is President and Chief Executive Officer, and Richard Rotman is Vice President, Chief Financial Officer, Secretary and Treasurer of Issuer (collectively, the "Reporting Persons"). The Reporting Persons serve as Directors of the Issuer.

           The Reporting Persons disclaim the existence of a group. The Reporting Persons have no contracts, arrangements, understandings, or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including, but not limited to, the transfer or voting of any of the Shares.

           The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the
           Issuer's business or corporate        structure; (g) changes in the
           Issuer's charter, By-Laws or
           instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. As directors and officers of the Issuer, however, and in the exercise of their fiduciary duty, the Reporting Persons will from time to time review all opportunities available to the Issuer, including any of the actions listed above.


Item 5. Interest in Securities of the Issuer.

          (a) As of January 10, 2008, each of the Reporting Persons owned the number of Shares listed below. The percentage of class is computed on the basis of 234,170,065 issued and outstanding Shares as of January 10, 2008
                               Number of Shares      % of Class

              Gregory Rotman    19,401,079*             8.29%
              Richard Rotman    21,271,451*             9.08%


                             *Includes options to purchase 12,000,000 shares of
              common stock of the Issuer (9,500,000 at $.041 per share and 2,500,000 at $.415 per share, all of which are fully vested).


          (b) Each Reporting Person has voting and dispositive power with respect to all Shares held by such person.


          (c) During the sixty-day period ended as of the date hereof, no Reporting Person has purchased any Shares in the open market. On December 21, 2007, Richard Rotman donated 250,000 shares to a charitable fund. On December 24, 2007, 2007, Gregory Rotman donated 182,926 shares to the making children's Dreams Come True Foundation. On November 27, 2007, both Richard Rotman and Gregory Rotman exercised options for the purchase of 250,000 shares at $.041 per share.


          (d) No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.


          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The Registered Persons entered into an agreement to File Joint
           Schedule 13D. Except with respect to such agreement, as described above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including, but not limited to, the transfer or voting of any of the Shares.

Item 7. Material to be Filed as Exhibits.

           The following exhibit is attached to this Schedule 13D:
           Agreement to File Joint Schedule 13D dated January 14, 2008


Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/18/2008                      /s/ Gregory Rotman
                                      Name:  Gregory Rotman

Date: 01/18/2008                      /s/ Richard Rotman
                                      Name:  Richard Rotman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages